FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 24, 2004

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

      On December 24, 2004, ARM Holdings plc (the “Registrant”) issued a press release announcing the closing of the Registrant’s acquisition of Artisan Components, Inc., pursuant to an Agreement and Plan of Merger entered into on August 22, 2004. A copy of the press release is attached hereto as Exhibit 1.

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated December 24, 2004 of ARM Holdings plc.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 27, 2004
ARM HOLDINGS PLC

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM Announces Completion of Acquisition of Artisan Components, Inc.

CAMBRIDGE, U.K. – Dec. 24, 2004 -- ARM Holdings plc (LSE: ARM); (Nasdaq: ARMHY) announces that the acquisition of Artisan Components, Inc. (“Artisan”) was approved by shareholders of ARM and stockholders of Artisan on December 23, 2004. The acquisition was completed on December 23, 2004, at 5:30 pm (Eastern) in accordance with the certificate of merger filed in the U.S. pursuant to the Agreement and Plan of Merger dated August 22, 2004. As a result of the acquisition, each Artisan stockholder is entitled to receive merger consideration in the form of ARM ordinary shares or ARM American Depositary Shares (ARM ADSs), and/or cash valued at $36.32 per Artisan share. This sum is equal to the $9.60 per share in cash consideration to be received, on average, by Artisan stockholders plus 4.41 multiplied by the average share price of $6.06 of ARM ADSs, as selected by ARM and Artisan in accordance with the terms of the acquisition. Taking into account the assumption by ARM of options outstanding to purchase Artisan shares, this represents an aggregate consideration value of approximately $1 billion.

Based on the number of Artisan shares outstanding as of the completion of the acquisition, ARM expects to issue up to a total of 324,399,917 new ARM ordinary shares and to pay approximately $235,392,230 in cash as consideration in accordance with the terms of the acquisition.

Admission of the new ARM ordinary shares to listing on the Official List and to trading on the London Stock Exchange is expected to become effective at 8.00 am U.K. time today.

ARM expects to announce the results of the elections received from Artisan stockholders and of the proration on or about December 31, 2004. The delivery of new ARM ordinary shares or ARM ADSs and/or cash to Artisan stockholders, subject to the elections received from Artisan stockholders and the proration, is expected to take place on or about December 31, 2004.

As previously announced, Lucio L. Lanza, Chairman of Artisan, and Mark R. Templeton, President and Chief Executive Officer of Artisan, join the Board of Directors of ARM Holdings plc as a non-executive director and an executive director, respectively.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company's broad partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about ARM. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, the management of such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of ARM, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets and economic and political conditions in the U.K., U.S. and elsewhere. The actual results or performance by ARM could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of ARM. ARM is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in the Registration Statement on Form F-4 filed by ARM in connection with the transaction under the caption “Risk Factors,” which are on file with the SEC and available at the SEC's website at www.sec.gov.

-- ENDS --

ARM is a registered trademark of ARM Limited. Artisan Components and Artisan are registered trademarks of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. “ARM”' is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; and ARM Embedded Solutions Pvt. Ltd.

Contact:

ARM Investors:
Tim Score	James Melville-Ross/Juliet Clarke
ARM	Financial Dynamics
Tel: +44 (0)1223 400537	Tel: +44 (0)20 7831 3113
tim.score@arm.com

Tim Pratelli	Ranald McGregor-Smith
Morgan Stanley	ABN AMRO Hoare Govett
Tel: +44 (0)20 7425 8000	Tel: +44 (0)20 7678 1000

ARM Media:
Niall O’Malley	Carolina Noguera
Text100 Public Relations	Text100 Public Relations
Tel: +44 (0)20 8996 4143	Tel: +1 415 593 8429
niall.omalley@text100.co.uk	carolinan@text100.com